Louis M. Riccio, Jr.	1284 N. TELEGRAPH ROAD
Senior Vice President &	MONROE, MICHIGAN 48162-3390
Chief Financial Officer	PHONE: (734) 384-5712

February 12, 2013
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4631

Attn: Rufus Decker

RE:	Form 10-K for fiscal year ended April 28, 2012
Filed June 19, 2012
Form 10-Q for the period ended October 27, 2012
Filed November 28, 2012
Definitive Proxy Statement on Schedule 14A
Filed July 9, 2012
Form 8-K
Filed November 28, 2012
File No. 1-9656

Dear Mr. Decker:

This letter is being sent to confirm that we have received the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Form 10-K and subsequent filings, provided in the Commission’s letter dated February 1, 2013.  Due to scheduling conflicts for key employees related to scheduled time out of the office and the reporting requirements of our third quarter of fiscal 2013 ended January 26, 2013, we require additional time to respond to the Staff’s comments. We will provide a written response to the Staff no later than March 8, 2013.

Please contact me with any questions or further comments that you may have.

Very truly yours,

/s/ Louis M. Riccio, Jr.
Louis M. Riccio, Jr.
Senior Vice President and Chief Financial Officer